Rhino Productions, Inc.

March 11, 2008

To:       Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Attention:  John Stickel
Washington D.C. 20549
Phone	(202) 551-3324
Fax	(202) 772-9202

From:	Rhino Productions, Inc.
File Number 333-149025

RE:  Request for Acceleration of the Effective Date.

Rhino Productions, Inc. (“the Company”) hereby requests for the acceleration of the Registration Statement filed on Form SB-2 on February 1, 2008 and subsequent amendment filed on Form S-1/A on February 29, 2008 by the Company with the Security and Exchange Commission ("Commission”) via EDGAR. The Company requests the Commission to deem the registration statement effective by 12:00 P.M. EST March 14, 2008 or soon thereafter if practical.  In lieu of this request the registrant acknowledges their obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934.

Rhino Productions, Inc. further acknowledges that should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing.  Moreover, the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing.  Finally, the Company acknowledges it may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ronald G. Brigham
President/Director
Rhino Productions, Inc.

16887 SW King Arthur Court
Sherwood, Oregon 97140
P.   (925)  234-1783
C.   (925)  270-7625
F.   (925)  420-6315
Email:  brighamron@gmail.com